

NEWS RELEASE

FOR IMMEDIATE RELEASE

May 5, 2009

**CAPITOL FEDERAL FINANCIAL
REPORTS SECOND QUARTER 2009 RESULTS**

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced today results for the quarter ended March 31, 2009. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which will be filed today and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the quarter include:

- net income of $18.1 million,

- diluted earnings per share of $0.25,

- equity to total assets ratio of 11.08%,

- tangible equity to assets ratio of 9.9% for Capitol Federal Savings Bank (the "Bank"),

- non-performing loans to total loans ratio of 0.42% and

- the Bank continues to maintain substantial access to liquidity.

On April 21, 2009, the board of directors declared a $0.50 per public share dividend to stockholders of record as of May 1, 2009, payable on May 15, 2009.

Results of Operations for the Quarter Ended March 31, 2009

Net income for the quarter ended March 31, 2009 was $18.1 million compared to $11.7 million for the same period in the prior fiscal year. The $6.4 million increase in net income was primarily a result of a $12.3 million decrease in interest expense, partially offset by a $4.3 million increase in income tax expense.

Total interest and dividend income for the quarter was $104.3 million compared to $101.8 million for the prior year quarter. The $2.5 million increase was a result of an increase in interest income on mortgage-backed securities ("MBS") of $4.9 million and an increase in interest income on loans receivable of $2.2 million, partially offset by a decrease in interest income on investment securities of $2.1 million, a decrease in interest income on cash and cash equivalents of $1.3 million, and a decrease in dividends received on Federal Home Loan Bank ("FHLB") stock of $1.1 million.

The $12.3 million decrease in interest expense was primarily a result of a decrease in interest expense on deposits and FHLB advances, partially offset by an increase in interest expense on other borrowings. Interest expense on deposits for the current quarter decreased to $24.7 million from $35.1 million for the prior year quarter. Interest expense on FHLB advances for the current quarter decreased to $26.7 million from $31.8 million for the prior year quarter, primarily as a result of a decrease in the average rate due to refinancing $575.0 million of advances during the current quarter and the termination and maturity of the interest rate swap agreements during fiscal year 2008. Interest expense on other borrowings for the current quarter increased to $7.1 million from $3.9 million in the prior year quarter due to an increase in the average balance.

The Bank recorded a provision for loan losses of $2.1 million in the current quarter, which reflects the change in the Bank's allowance for loan loss methodology and accounts for charge-offs during the quarter, primarily related to purchased loans.

Income tax expense for the current quarter was $10.6 million compared to $6.2 million in the prior year quarter. The increase in income tax expense was primarily due to an increase in earnings compared to the prior year quarter. The effective tax rate was 36.8% for the current year quarter, compared to 34.7% for the prior year quarter.

Results of Operations for the Six Months Ended March 31, 2009

Net income for the six months ended March 31, 2009 was $34.0 million compared to $20.8 million for the same period in the prior fiscal year. The $13.2 million increase in net income was primarily a result of a $22.7 million decrease in interest expense and a $6.8 million increase in interest and dividend income, partially offset by an $8.4 million increase in income tax expense, a $3.8 million increase in other expenses, and a $2.5 million increase in provision for loan loss.

Total interest and dividend income for the six months ended March 31, 2009 was $209.6 million compared to $202.8 million for the prior year period. The $6.8 million increase was a result of an increase in interest income on MBS of $14.1 million and an increase in interest income on loans receivable of $2.7 million, partially offset by a decrease in interest income on investment securities of $4.9 million, a decrease in interest income on cash and cash equivalents of $2.7 million, and a decrease in dividends received on FHLB stock of $2.4 million.

The $22.7 million decrease in interest expense was primarily due to a decrease in interest expense on deposits of $21.7 million. Interest expense on deposits for the six months ended March 31, 2009 was $51.5 million compared to $73.2 million for the prior year period.

Income tax expense for the current six month period was $19.8 million compared to $11.4 million in the prior year period. The increase in income tax expense was primarily due to an increase in earnings compared to the prior year period. The effective tax rate was 36.9% for the current year period, compared to 35.4% for the prior year period.

Financial Condition as of March 31, 2009

Total assets increased from $8.06 billion at September 30, 2008 to $8.27 billion at March 31, 2009. The $214.6 million increase in assets was primarily attributed to a $202.3 million increase in loans receivable and loans receivable held-for-sale.

The balance of our non-performing loans, which are primarily one- to four-family loans, increased from $13.7 million at September 30, 2008 to $22.4 million at March 31, 2009. Despite the increase in non-performing loans at March 31, 2009, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio. Our ratio of non-performing loans to total loans increased from 0.26% at September 30, 2008 to 0.42% at March 31, 2009. At March 31, 2009, our allowance to loan losses was $7.5 million or 0.14% of the total loan portfolio and 33% of total non-performing loans. This compares with an allowance for loan losses of $5.8 million or 0.11% of the total loan portfolio and 42% of total non-performing loans as of September 30, 2008.

Total liabilities increased from $7.18 billion at September 30, 2008 to $7.35 billion at March 31, 2009. The $169.5 million increase in liabilities was primarily a result of an increase in deposits of $192.6 million, primarily in the certificate of deposit and money market portfolios. We believe the turmoil in the credit and equity markets has made deposit products in strong financial institutions, like the Bank, desirable for many customers.

The Bank continues to maintain access to additional liquidity by diversifying its funding sources and maintaining a strong portfolio with retail oriented deposit products. The majority of the Bank's investments are government-agency backed securities which are highly liquid and have not been credit impaired and are therefore available as collateral for additional borrowings or for sale if the need or unforeseen conditions warrant. At March 31, 2009, $1.02 billion of securities were eligible but unused for collateral.

Stockholders' equity increased $45.2 million to $916.4 million at March 31, 2009, from $871.2 million at September 30, 2008. Of this increase, $30.6 million was related to an increase in accumulated other comprehensive gain due to an increase in the market value of available-for-sale securities at March 31, 2009.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On April 21, 2009, the board of directors declared a dividend of $0.50 per share which will be paid on May 15, 2009 to stockholders of record on May 1, 2009. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations. At March 31, 2009, Capitol Federal Financial, at the holding company level, had $113.9 million in deposit accounts held at the Bank, available to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The Company has a relatively unique corporate structure; therefore, reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the basic and diluted earnings per share calculations.

	Three Months Ended March 31,		Six Months Ended March 31,	
	2009	2008	2009	2008
	(Dollars in thousands, except per share amounts)			
Net income	$ 18,132	$ 11,727	$ 33,984	$ 20,840
Average common shares outstanding	73,062,516	72,824,366	73,062,425	72,890,074
Average committed Employee Stock Ownership Plan ("ESOP") shares outstanding	50,970	50,964	25,482	25,618
Total basic average common shares outstanding	73,113,486	72,875,330	73,087,907	72,915,692
Effect of dilutive Recognition and Retention Plan ("RRP") shares	4,269	2,663	6,535	4,457
Effect of dilutive stock options	57,074	50,953	73,628	53,100
Total diluted average common shares outstanding	73,174,829	72,928,946	73,168,070	72,973,249
Net earnings per share:				
Basic	$ 0.25	$ 0.16	$ 0.46	$ 0.29
Diluted	$ 0.25	$ 0.16	$ 0.46	$ 0.29

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to the Company's public stockholders. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended March 31,		Six Months Ended March 31,	
	2009	2008	2009	2008
	(Dollars in thousands, except per share amounts)			
Net income	$ 18,132	$ 11,727	$ 33,984	$ 20,840
Basic average common shares outstanding	73,113,486	72,875,330	73,087,907	72,915,692
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,920,669	20,682,513	20,895,090	20,722,875
Effect of dilutive RRP shares	4,269	2,663	6,535	4,457
Effect of dilutive stock options	57,074	50,953	73,628	53,100
Total adjusted diluted average shares held by public stockholders	20,982,012	20,736,129	20,975,253	20,780,432
Net earnings per share, available to public stockholders:				
Basic	$ 0.87	$ 0.57	$ 1.63	$ 1.01
Diluted	$ 0.86	$ 0.57	$ 1.62	$ 1.00

The following table shows the number of shares eligible to receive dividends at March 31, 2009. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2008	74,079,868
Treasury stock acquisitions	(56,063)
Options exercised	67,250
Total voting shares outstanding at March 31, 2009	74,091,055
Unvested shares in ESOP	(1,008,194)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at March 31, 2009 (public shares)	20,890,044

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 41 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 674 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward- looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President and
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com